January 8, 2025

Sean Bohen, M.D., Ph.D.
Chief Executive Officer and President
Olema Pharmaceuticals, Inc.
780 Brannan Street
San Francisco, California 94103

       Re: Olema Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed January 6, 2025
           File No. 333-284146
Dear Sean Bohen M.D., Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Julia R. Boesch